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November 4, 2024	Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

VIA EDGAR
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David L. Orlic and Mindy Rotter
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Booster Income Opportunities Fund; File Nos. 333-279809 and 811-23966

Dear Mr. Orlic and Ms. Rotter,

On May 30, 2024, Booster Income Opportunities Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On July 1, 2024, Mr. Orlic provided written comments regarding the Registration Statement. On August 20, 2024, the Registrant filed pre-effective amendment 1 to the Registration Statement (the “Amendment”). On October 1, 2024, Mr. Orlic provided oral comments regarding the Amendment. On October 11, 2024, the Registrant filed pre-effective amendment 2 to the Registration Statement (the “2nd Amendment”). On November 1, 2024, Ms. Rotter provided oral comments regarding the 2nd Amendment. Please find below Ms. Rotter’s comments to the 2nd Amendment and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant. The Registrant will also be requesting that the Commission accelerate the effective date of the 2nd Amendment to November 8, 2024, or the earliest practicable date thereafter.

Prospectus

1.	In the expense example in the prospectus, the amounts presented appear to be overstated based on the information presented in the fee table. Please review the amounts disclosed in the example and provide an updated example in correspondence. Please also confirm in correspondence that the example will be updated in a 424(b)(3) filing as soon as possible after effectiveness of the 2nd Amendment and before the public offering of the Fund.

The Registrant has revised the disclosure as shown below and will correct the disclosure in a 424(b)(3) filing to be filed as soon as possible after effectiveness of the 2nd Amendment and before the public offering of the Fund.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement will remain in effect for two years):

Share Class	1 Year	3 Years	5 Years	10 Years
Class Y	$20	$62	$108	$236
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Financial Statements

2.	The disclosure in the prospectus notes that Booster Asset Management, LLC is the Fund’s adviser and Brookstone Asset Management, LLC is the sub-adviser. Please correct the disclosure in the notes to the financial statements that state that Brookstone is the adviser. Please also confirm in correspondence that the disclosure will be updated in a 424(b)(3) filing as soon as possible after effectiveness of the 2nd Amendment and before the public offering of the Fund.

The Registrant has revised the disclosure as shown below and will correct the disclosure in a 424(b)(3) filing to be filed as soon as possible after effectiveness of the 2nd Amendment and before the public offering of the Fund.

Booster Asset Management, LLC (the “Adviser”) serves as the Fund’s investment adviser. Brookstone Asset Management, LLC (the ‘‘Sub-Adviser’’) serves as the Fund’s investment sub-adviser.

3.	The description of the Fund’s investment objective and how it is achieved in the notes to the financial statements does not match the disclosure in the prospectus. Please correct the disclosure in the notes to the financial statements to accurately describe the Fund’s investment objective and how it is achieved. Please also confirm in correspondence that the disclosure will be updated in a 424(b)(3) filing as soon as possible after effectiveness of the 2nd Amendment and before the public offering of the Fund.

The Registrant has revised the disclosure as shown below and will correct the disclosure in a 424(b)(3) filing to be filed as soon as possible after effectiveness of the 2nd Amendment and before the public offering of the Fund.

The Fund’s investment objective is to seek high current income and attractive risk-adjusted returns. The Fund pursues its investment objective by investing primarily in structured notes.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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